Linear Gold and Kinross Complete Definitive Agreement
on Ixhuatan Project

Toronto, ON, October 22, 2007– Linear Gold Corp. (TSX-LRR) and Kinross Gold Corporation (TSX-K; NYSE-KGC) are pleased to announce that they have executed a definitive option agreement with respect to exploration and potential future development of Linear’s 98,000-hectare Ixhuatan Project, located in Chiapas, Mexico. The terms of the definitive option agreement are as outlined in the companies’ joint press release of September 6, 2007.

Linear Gold Corp. has now completed strategic joint ventures in Mexico and the Dominican Republic that provide for the systematic exploration of the Ixhuatan Project and Linear’s portfolio of properties in the Dominican Republic. With over $26,000,000 in cash and 27.8 million shares outstanding, Linear will pursue the acquisition of mineral assets with the potential to host large-scale deposits.

Kinross, a Canadian-based gold mining company, is the third-largest producer by reserves in North America. With nine mines in Canada, the United States, Brazil, Russia and Chile, Kinross employs more than 4,500 people.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kinross Gold Corporation:
Steve Mitchell
Director Corporate Communications
416-365-2726
Website: www.kinross.com

Linear Gold Corp.
Brian MacEachen
Vice-President and Chief Financial Officer
902-489-5629
Website: www.lineargoldcorp.com